Douglas C. Shepard
Executive Vice President and Chief Financial Officer
Harte-Hanks, Inc.
200 Concord Plaza Drive, Suite 800
San Antonio, TX 78216
Phone: (210) 829-9120
E-mail: Doug_Shepard@harte-hanks.com

January 29, 2010

Mr. Larry Spirgel

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

Washington, D.C. 20549

Re:	Harte-Hanks, Inc.

Form 10-K for the fiscal year ended December 31, 2008

Filed March 2, 2009

File No. 001-07120

Dear Mr. Spirgel:

This letter is submitted by Harte-Hanks, Inc., a Delaware corporation (the “Company”), pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the applicable rules and regulations thereunder, in response to the comments received in your letter to the Company dated January 15, 2010 (the “Comment Letter”).

The following responses have been numbered to correspond to the numbered comments contained in the Comment Letter.

Definitive Proxy Statement incorporated by reference into Part III of the Form 10-K

Compensation Discussion & Analysis: Annual Incentive Compensation, page 17

1. We have considered your response to comment 2 in our letter dated November 18, 2009 and are unable to agree. Public disclosure of actual annual incentive compensation performance targets should not result in competitive harm since disclosure of those performance goals will occur after the fiscal year has ended and actual company and segment results for the year will have been disclosed. Please confirm that you intend to disclose such metrics in future filings, if a material element of your executive compensation policies or decisions.

Response:

The Company confirms it intends to disclose such metrics in future filings, if they are a material element of our executive compensation policies or decisions.

2. In a similar fashion, disclose and discuss specific performance targets used in determining awards made under the long term (equity) compensation plan.

Mr. Larry Spirgel

January 29, 2010

Response:

The Company confirms it intends to disclose and discuss, in a similar fashion to its response to comment 1 above, specific performance targets used in determining awards made under any long term (equity) compensation plans.

Grants of plan-based awards table, page 40

3. In future filings, please disclose the estimated threshold, target and maximum payouts under non-equity incentive plan awards granted in the fiscal year covered by the table. Note that you are required to provide this information whether or not the performance targets were achieved or whether payouts were made. Refer to Regulation S-K Item 402(d)(2)(iii).

Response:

The Company confirms it intends to disclose the estimated threshold, target and maximum payouts under non-equity incentive plan awards granted in the fiscal year covered by the table in accordance with Regulation S-K Item 402(d)(2)(iii).

Please call me at 210-829-9120 with any questions or comments.

Sincerely,

/s/ Douglas C. Shepard
Douglas C. Shepard
Executive Vice President/Chief Financial Officer